Exhibit 10.1

EMPLOYMENT AGREEMENT
This EMPLOYMENT AGREEMENT (this “Agreement”), dated as of April 6, 2015 is entered into by and between Jason Industries, Inc., a Delaware corporation (the “Company”) and Sarah C. Sutton (“Executive”).
WHEREAS, Company has agreed to hire Executive with certain conditions; and
WHEREAS, in furtherance of the foregoing, Company and the Executive wish to enter into this Agreement in order to set forth the terms of Executive’s employment with the Company during the Employment Period (as herein defined).

NOW THEREFORE, in consideration of the promises and mutual covenants set forth herein, and other consideration, the receipt and sufficiency of which is hereby acknowledged, the Executive and the Company, intending to be legally bound, agree as follows:
1.Employment. The Company agrees to employ Executive, and Executive hereby desires to be employed by the Company to serve as Chief Financial Officer, upon the terms and conditions as set forth in this Agreement on an at-will basis, for the period beginning on April 20, 2015 (the “Effective Date”) unless and until her employment is terminated pursuant to Section 4 hereof (such period, the “Employment Period”). Executive acknowledges that either she or the Company may terminate her employment at any time for any reason.
2.    Position and Duties.
(a)    Title and Duties. During the Employment Period, Executive shall serve as the Chief Financial Officer of the Company. As such, she shall have the normal duties, responsibilities and authority of such position, subject to the power of the Company’s Chief Executive Officer and its Board of Directors, to expand or limit such duties, responsibilities and authority within the confines of the ordinary duties, responsibilities and authority of a Chief Financial Officer. At such time as Executive’s employment with the Company terminates, she will be deemed to have resigned from any positions with the Company Group (defined below) or any other affiliated entity, including any officer or director position.
(b)    Reporting; Business Time. Executive shall report to the Company’s Chief Executive Officer, and Executive shall devote her best efforts and her full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company and its respective direct or indirect subsidiaries whether currently existing or hereafter acquired or formed (collectively, the “Company Group”). Executive shall perform her duties and responsibilities to the best of her abilities in a diligent, trustworthy, businesslike and efficient manner. Executive shall not serve as a director (or in any similar type position) for any company or other entity (other than a member of the Company Group) without the prior written approval of the Board of Directors of the Company (the “Board”).

3.    Base Salary, Incentive Compensation, Benefits, Expenses and Indemnification.
(a)    Base Salary. During the Employment Period, Executive’s base salary shall be in an amount set by the Board (or a committee thereof), but under no circumstances will be less than $365,000 per annum (the “Base Salary”), which salary shall be payable in regular installments in accordance with the Company’s general payroll practices and shall be subject to customary withholding. The Base Salary shall be subject to annual increases by the Board (or a committee thereof), in its sole discretion, which increases shall thereafter be Executive’s “Base Salary” for all purposes under this Agreement.
(b)    Signing Bonus. Executive will receive a signing bonus of $150,000, subject to customary withholding, that shall be paid in the first pay period in May 2016 ("Signing Bonus"). Except as otherwise provided in paragraph 4(a), (b) or (c), Executive must be employed on the payment date in order to receive the Signing Bonus.
(c)    Bonus. During the Employment Period, Executive will participate in the Company’s annual bonus plan applicable to senior executives and thereunder be eligible to receive an annual cash bonus (the “Bonus”) in the amount of 60% of the Base Salary upon achievement of target-level performance (the “Target Bonus”). The actual amount of any Bonus shall be determined pursuant to the annual bonus plan, which shall be determined by the Board. All Bonuses shall be paid in the calendar year following the calendar year to which they relate at the same time bonuses are paid to other senior executives of the Company, and the Company shall use commercially reasonable efforts to make payment of any such Bonus by March 15 of the calendar year following the calendar year to which such Bonus relates. For the avoidance of doubt, Executive will be eligible for a pro-rated annual bonus with regard to the 2015 calendar year in an amount equal to the product of (p) the percentage of the days in the applicable calendar year that Executive is employed by the Company and (q) Executive’s annual Bonus for such full year. To the extent any terms of the applicable bonus plan conflict with the terms of this Agreement, the plan's terms shall control. In addition, the Company may amend, restate or terminate its bonus plan in its sole discretion from time to time and Executive’s receipt of any bonus is subject to meeting eligibility requirements.
(d)    Benefits. During the Employment Period, Executive (i) shall be eligible to participate in all of the Company’s standard employee benefit programs for which executive employees of the Company are generally eligible, including life and health insurance benefits, dental, group accident, (collectively, the “Benefits”) as well as 401(k) and Flex 125, after meeting all requirements for participation (including any requirements regarding length of employment); and (ii) shall be eligible for four weeks paid vacation annually (“Vacation”) (which vacation benefits shall accrue and shall otherwise be in accordance with the Company’s policy for employee vacation time). Executive will be eligible for relocation under Tier 3 of the Company's relocation policy applicable to senior executive officers which includes a $10,000 lump sum payment (net). In addition, from the Effective Date until Executive and her dependents are eligible for health and dental insurance benefits under the Company's plans, the Company will reimburse Executive for the amount of premiums that she pays for continuation coverage for Executive and her dependents under Executive's prior employer's plans.

(e)    Expenses. The Company shall reimburse Executive for all reasonable expenses (“Expenses”) incurred by her in the course of performing her duties under this Agreement which are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements with respect to reporting and documentation of such expenses. If any expense reimbursement to Executive under this Agreement, including this paragraph and paragraph 21 hereof, is determined to be “deferred compensation” within the meaning of Section 409A, then the reimbursement shall be made to Executive as soon as practicable after submission for the reimbursement, but no later than December 31 of the year following the year during which such expense was incurred. Further, expenses eligible for reimbursement, including those hereunder and pursuant to paragraph 21 hereof, shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.
(f)    Executive will be granted: (i) 52,102 Time-Vesting Restricted Stock Units; (ii) 60,785 Stock Price-Vesting Restricted Stock Units and (iii) 60,785 EBITDA-Vesting Restricted Stock Units pursuant to the terms and conditions of the Restricted Stock Unit Agreement which is attached hereto as Exhibit B.
4.    Termination Without Cause or pursuant to a Constructive Termination.
(a)    Qualifying Termination.  Except as applies under paragraph 4(b), if Executive’s employment by the Company is terminated without Cause or by Executive pursuant to a Constructive Termination, then (i) the Employment Period shall be deemed to have ended as of the date of the termination of employment (the “Termination Date”), and (ii) Executive shall be entitled to receive (A) all earned and accrued Base Salary through the Termination Date, any then accrued and unpaid Bonus for any fiscal year of the Company which ended prior to the Termination Date, all earned but unused Vacation as of the Termination Date, and, subject to the timely submission of required documentation, all unpaid, reimbursable Expenses as of the Termination Date (the “Accrued Obligations”), and subject to Executive’s continued compliance with paragraphs 6, 7, 8, and 9 hereof, (B) an amount equal to the product of (x) one (1) and (y) the sum of Executive’s (I) Base Salary and (II) Target Bonus in effect on the Termination Date, payable in equal monthly installments, in accordance with the Company’s normal payroll practices in effect on the Termination Date, for the twelve (12) month period following the Termination Date, (C) the Signing Bonus, payable in a lump sum on the sixtieth (60th) day following termination, if not previously paid, (D) if the Executive and/or her dependents elect continuation coverage under COBRA, payment by the Company of the COBRA premiums for the Executive and/or her dependents in the same amount paid by the Company prior to the Termination Date during the period beginning on the Termination Date and ending on the first to occur of (xx) the date twelve (12) months after the Termination Date and (yy) the first day Executive becomes eligible for similar benefits under another employer's plans, (E) to the extent allowed under the applicable plans, continued participation in the Company's life, long-term disability, and group accident plans beginning on the Termination Date and ending on the first to occur of (xx) the date twelve (12) months after the Termination Date and (yy) the first day Executive becomes eligible for similar benefits under another employer's plans, and (F) outplacement services provided by a nationally-recognized outplacement firm, such services to be commensurate with the services commonly provided to a person in a position comparable to

Executive’s position with the Company, subject, in each case, to withholding and other appropriate deductions.
(b)    Qualifying Termination in Connection with a Change in Control. If the Termination Date occurs on or in the twelve (12) months following a Change in Control (as herein defined) due to Executive’s termination of employment by the Company without Cause or by Executive pursuant to a Constructive Termination ("Change in Control Termination"), then, in lieu of the payments and benefits set out in the preceding provisions of paragraph 4(a), (i) the Employment Period shall be deemed to have ended as of the Termination Date and (ii) Executive shall be entitled to receive (A) the Accrued Obligations, and subject to Executive’s continued compliance with paragraphs 6, 7, 8 and 9 hereof, (B) an amount equal to the product of (x) one and one-half (1.5) and (y) the sum of Executive’s (I) Base Salary and (II) Target Bonus in effect on the Termination Date, payable in a cash lump sum within sixty (60) days following the Termination Date, (C) the Signing Bonus, payable in a lump sum on the sixtieth (60th) day following termination, if not previously paid, (D) if the Executive and/or her dependents elect continuation coverage under COBRA, payment by the Company of the COBRA premiums for the Executive and/or her dependents in the same amount paid by the Company prior to the Termination Date during the period beginning on the Termination Date and ending on the first to occur of (xx) the date eighteen (18) months after the Termination Date and (yy) the first day Executive becomes eligible for similar benefits under another employer's plans, (E) to the extent allowed under the applicable plans, continued participation in the Company's life, long-term disability, and group accident plans beginning on the Termination Date and ending on the first to occur of (xx) the date eighteen (18) months after the Termination Date and (yy) the first day Executive becomes eligible for similar benefits under another employer's plans, and (F) outplacement services provided by a nationally-recognized outplacement firm, such services to be commensurate with the services commonly provided to a person in a position comparable to Executive’s position with the Company, subject, in each case, to withholding and other appropriate deductions. For purposes of this paragraph 4(b) “Change in Control” shall have the meaning set forth in the Company’s 2014 Omnibus Incentive Plan; provided, that if such Change in Control does not satisfy the requirements for a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Code Section 409A, the amount payable in paragraph 4(b)(ii)(B) shall be paid in equal payroll installments over the twelve (12) month period provided in paragraph 4(a)(ii)(B).
(c)    Termination Due to Death or Disability. If Executive’s employment by the Company is terminated by reason of the death or long-term disability of Executive, then (i) the Employment Period shall be deemed to have ended as of the date Executive ceases to be employed by the Company, and (ii) Executive shall be entitled to receive (A) the Accrued Obligations, (B) an amount (the “Pro-Rata Amount”) equal to the product of (p) the percentage of the days in the applicable calendar year that Executive is employed by the Company and (q) the annual Bonus Executive would have received, based on performance goals, if Executive’s employment had not terminated, payable in accordance with paragraph 3(c) hereof and (C) the Signing Bonus, payable in a lump sum on the sixtieth (60th) day following termination, if not previously paid, subject, in each case, to withholding and other appropriate deductions. In addition, if the Executive's employment ends due to long-term disability, she shall be entitled to her then Base Salary from the Company for three months following the effective date of such termination (which shall be paid in equal monthly installments, in arrears, over the applicable period commencing on the date of such termination), and For purposes of this paragraph 4(c), Executive will be deemed to have a “long-term disability” if, for physical or mental reasons, Executive is unable to perform the essential functions of Executive’s duties under this Agreement for ninety (90) consecutive days, or one hundred twenty (120) days during any twelve (12) month period, as determined in accordance with this paragraph 4(c). The disability of Executive will be determined by a medical doctor selected by written agreement of the Company and Executive upon the request of either party by notice to the other. If the Company and Executive cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor who will determine whether Executive has a disability. The determination of the medical doctor selected under this paragraph 4(c) will be binding on both parties. Executive must submit to a reasonable number of examinations by the medical doctor making the determination of disability under this paragraph 4(c) and Executive hereby authorizes the disclosure and release to the Company of such determination and all supporting medical records. If Executive is not legally competent, Executive’s legal guardian or duly authorized attorney-in-fact will act in Executive’s stead, under this paragraph 4(c), for the purposes of submitting Executive to the examinations, and providing the authorization of disclosure, required under this paragraph 4(c).
(d)    Termination for Cause or Voluntarily By Executive. If Executive’s employment by the Company is terminated by the Company for Cause or due to Executive’s voluntary resignation other than by Constructive Termination, then (i) the Employment Period shall be deemed to have ended as of the date Executive ceases to be employed by the Company and (ii) Executive shall be entitled to receive the Accrued Obligations. Executive shall provide fifteen (15) days notice of the date she intends to resign.
(e)    No Obligations. Except as expressly provided in paragraphs 4(a), 4(b) and 4(c) above, or as required by law, upon the date Executive ceases to be employed by the Company (i) all of Executive’s rights to Base Salary, Bonus and Benefits hereunder (if any) shall cease and (ii) no other severance compensation or retirement benefits shall be payable by the Company Group to Executive.
(f)    Definition of Cause. For purposes of this Agreement, “Cause” shall mean (i) Executive’s conviction by a court (or plea of guilty or no contest) of a felony, or any crime involving theft, dishonesty or moral turpitude; (ii) act(s) or omission(s) by Executive which are willful and deliberate act(s) or omission(s) which harm or injure the business, operations, financial condition, properties, assets, prospects, value or reputation of the Company Group in any material respect; (iii) Executive’s willful misconduct which results in material harm to the Company Group or which has a material adverse effect on the business, operations, properties, assets, prospects, value or business relationships of the Company Group; (iv) Executive’s willful disregard of the lawful and reasonable directives of the Board or Executive's willful failure to observe policies or standards approved by the Company, Company Group, or their Boards of Directors, including policies or standards regarding employment practices (including nondiscrimination and sexual harassment policies); (v) the use of illegal drugs or repetitive abuse of other drugs; (vi) repetitive excessive consumption of alcohol, which results in material harm to the Company Group or its subsidiaries; or (vii) Executive’s gross negligence or willful misconduct with respect to any member of the Company Group which results in material harm to the Company Group and/or which has a material adverse effect on the business, operations, properties, assets, prospects, value or business relationships of any member of the Company Group; or (viii) a material breach by Executive of any material covenant or agreement between Executive and any member of the Company Group, including paragraphs 6, 7, 8 and 9 hereof; provided that if the breach is not a breach of paragraphs 6, 7, 8 and 9 hereof or any other restrictive covenant and is capable of remedy, Executive shall have ten (10) days from notification of the breach by the Company in which to remedy such breach. For avoidance of doubt a breach of paragraphs 6, 7, 8 and 9 or any other restrictive covenant shall not be subject to remedy and any such breach shall be considered "Cause" for termination.
(g)    Definition of Constructive Termination. For purposes of this Agreement, “Constructive Termination” shall mean a voluntary termination of employment by Executive for any of the following reasons, without the express written consent of Executive, unless such events are corrected in all material respects by the Company within thirty (30) days following written notification by Executive to the Board: (i) the material reduction or diminution by the Board of the duties, responsibilities, authority or reporting relationship of Executive; (ii) a material reduction of Executive’s Base Salary; (iii) a relocation of Executive’s principal office by more than fifty (50) miles from his principal office on the Effective Date; (iv) any failure of the Company to assign or any successor to assume the Company’s obligations under this Agreement at or following the occurrence of a Change in Control; or (v) a material breach of this Agreement. Executive shall provide the Board with a written notice that an event has occurred and will serve as cause for Constructive Termination within thirty (30) days after the date Executive had knowledge, or should have had knowledge, of the first occurrence of such circumstances, and actually terminate employment within thirty (30) days following the expiration of the Company’s cure period as set forth above (in which cure does not occur). Otherwise, any claim of such circumstances as “Constructive Termination” shall be deemed irrevocably waived by Executive.
(h)    General Release. Notwithstanding anything herein contained to the contrary, (i) Executive shall not be entitled to receive any payments, Benefits or other compensation under this paragraph 4 (beyond the Accrued Obligations) unless and until Executive has executed and delivered to the Company a general release substantially in the form attached hereto as Exhibit A (a “General Release”) (with such changes thereto as may be required due to (a) changes in the law or if Executive’s termination of employment is part of a reduction in force requiring a longer (45-day) opportunity to consider the Release or (b) to comply with Older Workers Benefit Protection Act (“OWBPA”) or state law requirements) within sixty (60) days of the Termination Date, and the time for revocation of such release has elapsed and (ii) to the extent that the payment of any amount constitutes “nonqualified deferred compensation” for purposes of Code Section 409A, any such payment scheduled to occur during the first sixty (60) days following the termination of employment shall not be paid until the first regularly scheduled pay period following the sixtieth (60th) day following such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto.
(i)    Separation From Service. For purposes of this Agreement, termination of employment means a “separation from service” under Code Section 409A and Treasury Regulation

Section 1.409A-1(h). For this purpose, whether a termination of employment has occurred is determined based on whether the Company and Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to less than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period.
(j)    Payroll Practices. All payments, benefits or other compensation under this paragraph 4 shall be paid in accordance with normal payroll practices as in effect on the Termination Date, except as provided in subparagraph (h) hereof, and subject to required payroll withholdings over the course of the period provided for within the applicable subsection above.
(k)    No Mitigation. Executive shall be under no obligation to seek other employment after her termination of employment with the Company and the obligations of the Company to Executive which arise upon the termination of her employment pursuant to this paragraph 4 shall not be subject to mitigation or offset by any compensation, income or benefits earned by, or provided to, Executive during the applicable severance payment period other than as provided in the case of Benefits if Executive accepts other employment during such period.
5.    Golden Parachute Tax. In the event that any payments, entitlements or benefits (whether made or provided pursuant to this Agreement or otherwise) provided to Executive constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (“Code”), may be subject to an excise tax imposed pursuant to Section 4999 of the Code, then, Executive shall be entitled to the greater of, as determined on an after-tax basis (taking into account any such excise tax), (i) such parachute payments or (ii) the greatest reduced amount of such parachute payments as would result in no amount of such parachute payments being subject to such excise tax.  Any such payment reduction contemplated by the preceding sentence shall be implemented as follows: first, by reducing any payments to be made to Executive under paragraph 4(a)(ii)(B) or 4(b)(ii)(B) hereof, as applicable; second, by reducing any other cash payments to be made to Executive but only if the value of such cash payments is not greater than the parachute value of such payments; third, by cancelling the acceleration of vesting of any outstanding equity-based compensation awards that are subject to performance vesting, the performance goals for which were met as of Executive’s date of termination or if later the date of the occurrence of the change in control; fourth, by cancelling the acceleration of vesting of any restricted stock or restricted stock unit awards; fifth, by eliminating the Company’s payment of the cost of any post-termination continuation of medical and dental benefits for Executive and her eligible dependents and sixth, by cancelling the acceleration of vesting of any stock options or stock appreciation rights.  In the case of the reductions to be made pursuant to each of the above-mentioned clauses, the payment and/or benefit amounts to be reduced and the acceleration of vesting to be cancelled shall be reduced or cancelled in the inverse order of their originally scheduled dates of payment or vesting, as applicable, and shall be so reduced (x) only to the extent that the payment and/or benefit otherwise to be paid or the vesting of the award that otherwise would be accelerated, would be treated as a “parachute payment” within the meaning of Section 280G(b)(2)(A) of the Code, and (y) only to the extent necessary to achieve the required reduction hereunder. The determination of such after-tax amount under clauses (i) and (ii), above, shall be made by a nationally recognized certified public accounting firm that is selected by the Company and for purposes of present valuing any such payments under Treasury Regulation 1.280G-1 Q&A 32, the discount rate to be used shall be the applicable Federal rate as in effect on the Effective Date.
6.    Confidential Information. Executive acknowledges that the information, observations and data obtained by her while employed by any member of the Company Group concerning the business or affairs of the Company Group or provided to the Company Group by its customers and suppliers, that is not known generally to the public (“Confidential Information”), are the property of the Company Group. Therefore, Executive agrees that during her employment and for a period of two (2) years thereafter she shall not disclose to any unauthorized person or use for her own purposes any Confidential Information without the prior written consent of the Board other than in a good faith effort to promote the interests of the Company Group, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of Executive’s acts or omissions. With respect to any Confidential Information constituting a trade secret under applicable law, Executive agrees not to use or disclose such information for so long as the item continues to constitute a trade secret (i.e., the two (2) year restriction shall not apply to such information). Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) or the business of any member of the Company Group which she may then possess or have under her control. Notwithstanding the foregoing, nothing in this paragraph 6 shall be construed to in any way limit the rights of the Company to protect confidential or proprietary information which constitute trade secrets under applicable trade secret laws. The terms and conditions of this Agreement shall remain strictly confidential, and Executive hereby agrees not to disclose the terms and conditions hereof to any person or entity, other than immediate family members, legal advisors or personal tax or financial advisors, or prospective future employers solely for the purpose of disclosing the limitations on Executive’s conduct imposed by the provisions of this paragraph 6 who, in each case, shall be instructed by Executive to keep such information confidential.
7.    Inventions and Patents. Executive acknowledges that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which relate to the Company Group’s actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed by the Company Group (“Work Product”) belong to the applicable member of the Company Group. Executive will promptly disclose such Work Product to the Company and perform all actions requested by the Company (whether during or after employment) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

8.    Non-Solicitation; Non-Competition.
(a)    In further consideration of the compensation to be paid to Executive hereunder, Executive acknowledges that in the course of her employment with the Company Group, she has and will continue to become familiar with the Company Group’s trade secrets and with other Confidential Information concerning the Company Group and that her services shall be of special, unique and extraordinary value to the Company Group. Therefore, Executive agrees that while an employee of the Company Group, Executive will not directly or indirectly compete against any member of the Company Group or directly or indirectly divert or attempt to divert any business from any member of the Company Group anywhere such company is doing business.
(b)    Executive agrees that for the twelve (12) months following the termination of her employment, Executive will not, directly or indirectly, solicit for the purpose of providing, or otherwise provide, any products or services competitive with the products or services offered by (or planned to be offered by, assuming Executive was aware of those plans while employed by Company) the Company Group to any customer of the Company Group with whom/which Executive had contact on behalf of the Company Group during the twenty-four (24) months preceding the end of Executive’s employment with the Company.
(c)    Executive agrees that for the twelve (12) months following the termination of her employment, Executive will not, directly or indirectly, solicit for the purpose of providing, or otherwise provide, any products or services competitive with the products or services offered by (or planned to be offered by, assuming Executive was aware of those plans while employed by Company) the Company Group to any customer of the Company Group about whom/which Executive acquired non-public information during the twenty-four (24) months preceding the end of Executive’s employment with the Company.
(d)    Executive agrees that for the twelve (12) months following the termination of her employment, Executive will not request or advise any customer, supplier, licensee, licensor, landlord or other business relation of the Company Group with whom/which Executive had contact on behalf of the Company Group during the twenty-four (24) months preceding the termination of Executive’s employment with the Company to withdraw, curtail or cancel its business dealings with such member of the Company Group.
(e)    Executive agrees that for the twelve (12) months following the termination of her employment, Executive will not directly or indirectly recruit or solicit any employee of the Company Group for employment or encourage any employee of the Company Group to leave such member of the Company Group’s employ. An employee shall be deemed covered by this clause (e) while employed by the Company Group and for a period of twelve (12) months thereafter.
(f)    In addition, Executive agrees that for the twelve (12) months following the termination of her employment, Executive will not provide, in any capacity, Restricted Services to any business located in the United States or Germany which provides services or products competitive with those sold or provided by any member of the Company Group during the twenty-four (24) months preceding the end of Executive’s employment with the Company. The term “Restricted Services” shall mean services similar to those which Executive provided any member of the Company Group during the twenty-four (24) months preceding Executive’s termination of employment, for whatever reason.
(g)    In the event of the breach by Executive of any of the provisions of this paragraph 8, the Company shall be entitled, in addition to all other available rights and remedies, to withhold any or all of the amounts agreed to be paid to Executive hereunder and the Company shall also be entitled to terminate her employment status hereunder and the provision of any benefits and compensation conditioned upon such status.
9.    Non-Solicitation; Non-Competition for a Change In Control Termination.
(a)    In further consideration of the compensation to be paid to Executive hereunder, Executive acknowledges that in the event of a Change in Control Termination her knowledge of the Company Group’s trade secrets and other Confidential Information concerning the Company Group and her services shall be of additional special, unique and extraordinary value to the Company Group. Therefore, Executive agrees that following a Change in Control Termination she shall be subject to the restrictions identified in paragraph 8 above, but that the time periods identified in paragraph 8 above shall be extended from twelve (12) months to eighteen (18) months.
(b)    In the event of the breach by Executive of any of the provisions of this paragraph 9, the Company shall be entitled, in addition to all other available rights and remedies, to withhold any or all of the amounts agreed to be paid to Executive hereunder and the Company shall also be entitled to terminate her employment status hereunder and the provision of any benefits and compensation conditioned upon such status.
10.    Non-Disparagement. During the Employment Period and for the two year period following the Termination Date, Executive agrees not to make public statements or communications that disparage the Company Group or their businesses, services, products or their affiliates or their current, former or future directors or executive officers (in their capacity as such), or with respect to any current or former director or executive officer or shareholder of the Company Group or its affiliates (in their capacity as such). The foregoing shall not be violated by truthful statements made in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).
11.    Remedies. In addition and supplementary to other rights and remedies existing in its favor, the Company may apply to the court of law or equity of competent jurisdiction, without posting any bond, for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, including paragraphs 6, 7, 8 and 9 hereof. In the event of a violation by Executive of paragraphs 6, 7, 8 and 9 hereof, any severance being paid to Executive pursuant to this Agreement or otherwise shall immediately cease.
12.    Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, without giving effect to any choice of law or conflict of law rules or provisions that could cause the applications of the laws of any jurisdiction other than the State of Wisconsin. Each of the parties agrees that any dispute between the parties shall be resolved only in the courts of the State of Wisconsin or the United States District Court for the Eastern District of Wisconsin and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, each of the parties hereto irrevocably and unconditionally (a) submits in any proceeding relating to this Agreement or Executive’s employment by any member of the Company Group, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts of the State of Wisconsin, the court of the United States of America for the Eastern District of Wisconsin, and appellate courts having jurisdiction of appeals from any of the foregoing, and agrees that all claims in respect of any such Proceeding shall be heard and determined in such Wisconsin State court or, to the extent permitted by law, in such federal court, (b) consents that any such Proceeding may and shall be brought in such courts and waives any objection that Executive or the Company may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same, (c) WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR EXECUTIVE’S EMPLOYMENT BY THE COMPANY OR ANY MEMBER OF THE COMPANY GROUP, OR EXECUTIVE’S OR THE COMPANY GROUP’S PERFORMANCE UNDER, OR THE ENFORCEMENT OF, THIS AGREEMENT, (d) agrees that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at Executive’s or the Company’s address as provided in paragraph 20 hereof, and (e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of the State of Wisconsin. Each party shall be responsible for its own legal fees incurred in connection with any dispute hereunder; provided that the Company shall reimburse Executive for the costs (including reasonable attorneys’ fees) incurred in connection with any such dispute if Executive prevails as a result of a final, non-appealable determination on the substantive claims that are involved in such dispute; provided, however, that the Company shall have no obligations under this paragraph 12 if the Executive has breached, or is in breach of, paragraphs 6, 7, 8, or 9 hereof.
13.    Representation by Executive. Executive represents and warrants to the Company that she is not a party to any agreement containing a noncompetition provision or other restriction with respect to (i) the nature of any services or business which she is obligated or likely obligated to perform or conduct for the Company (or any other member of the Company Group) under this Agreement, or (ii) the disclosure or use of any information which directly or indirectly relates to the nature of the business of any member of the Company Group or the services to be rendered or likely to be rendered by Executive under this Agreement.
14.    Complete Agreement. This Agreement shall embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.
15.    Successor and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company and their respective successors, heirs and assigns. Executive hereby consents to the assignment of this Agreement to any of Company’s successors, assigns, or purchasers of its assets.
16.    Amendment. This Agreement may be amended, and any provision hereof may be waived, at any time by written agreement between the Company (with the approval of the Board) and Executive.
17.    Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall constitute but one agreement.
18.    No Waiver. No failure or delay on the part of the Company or Executive in enforcing or exercising any right or remedy hereunder shall operate as a waiver thereof.
19.    Severability. If any provision or clause of this Agreement, or portion thereof shall be held by any court or other tribunal of competent jurisdiction to be illegal, invalid, void, or unenforceable in such jurisdiction, all other provisions of this Agreement, other than those as to which it has been held invalid, illegal, void or unenforceable, shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination that any provision, or the application of any such provision, is illegal, invalid, void, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible. In the event the parties are unable to reach an agreement, any court or other tribunal shall have the authority to modify the Agreement so as to make it enforceable.
20.    Notices. For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery, if delivered by hand, (b) on the date of transmission, if delivered by confirmed facsimile or electronic mail, (c) on the first business day following the date of deposit, if delivered by guaranteed overnight delivery service, or (d) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
(a)    If such notice is to the Company, to:
Jason Industries, Inc.
411 East Wisconsin Avenue, Suite 2100
Milwaukee, WI 53202
Attention: General Counsel

With a copy to (which shall not constitute notice to the Company):

Quarles & Brady, LLP
411 East Wisconsin Avenue, Suite 2350
Milwaukee, WI 53202
Attn: Walter Skipper

Email: walter.skipper@quarles.com

or at such other address as the Company, by notice to Executive, shall designate in writing from time to time.
(b)    If such notice is to Executive, at Executive’s address as shown on the Company’s records, or at such other address as Executive, by notice to the Company, shall designate in writing from time to time.
21.    Section 409A. Notwithstanding any provision of this Agreement to the contrary:
(a)    If and to the extent any payment or benefits under this Agreement are otherwise subject to the requirements of Code Section 409A, the intent of the parties is that such payment and benefits shall comply with Code Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted, and such payment and benefits shall be paid or provided under such other conditions determined by the Company that cause such payment and benefits, to be in compliance therewith. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the parties hereto of the applicable provision without violating the provisions of Code Section 409A. The Company makes no representation that any or all of the payments or benefits provided under this Agreement will be exempt from or comply with Code Section 409A and makes no undertaking to preclude Code Section 409A from applying to any such payments or benefits. In no event whatsoever shall the Company Group be liable for any additional tax, interest or penalty that may be imposed on Executive by Code Section 409A or damages for failing to comply with Code Section 409A.
(b)    A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following Executive’s termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”
(c)    Each severance payment payable to Executive under this Agreement shall be treated as a separate and distinct “payment” for purposes of Code Section 409A. Accordingly, any such payments that would otherwise be payable (i) within 2-1/2 months after the end of the Company’s taxable year containing Executive’s employment termination date, or (ii) within 2-½ months after Executive’s taxable year containing Executive’s employment termination date, whichever occurs later (the “Short Term Deferral Period”), are exempt from Code Section 409A. Furthermore, any such payments paid after the Short Term Deferral Period are exempt from Code Section 409A as severance pay due to an involuntary separation from service to the extent that the sum of those payments is equal to or less than the maximum amount described in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A) (the “Involuntary Separation Amount”) because such payments are payable only upon Executive’s “involuntary” separation from service for purposes of Code Section 409A. Accordingly, the sum of (A) such payments that are paid within the Short Term Deferral Period and (B) such payments paid after the Short Term Deferral Period that do not exceed the

Involuntary Separation Amount are exempt from Code Section 409A and, therefore, notwithstanding any provision of the Plan to the contrary, if Executive is a “specified employee” (as defined in Code Section 409A), only those payments that are not otherwise exempt from Code Section 409A under clause (A) and (B) above and that would otherwise have been payable in the first six (6) months following Executive’s termination of employment will not be paid to Executive until the date that is six months after the date of Executive’s termination of employment (or, if earlier, Executive’s date of death). Any such deferred payments will be paid in a lump sum on the first day after such six month delay; provided that no such actions shall reduce the amount of any payments otherwise payable to Executive under this Agreement. Thereafter, the remainder of any such payments shall be payable in accordance with Section 4(a) and 4(b), as applicable.
(d)    All expenses or other reimbursements to Executive under this Agreement, if any, shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive (provided that if any such reimbursements constitute taxable income to the Executive, such reimbursements shall be paid no later than March 15th of the calendar year following the calendar year in which the expenses to be reimbursed were incurred), and no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year.
(e)    Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days”), the actual date of payment within the specified period shall be within the sole discretion of the Company.
(f)    In no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Code Section 409A be offset by any other payment pursuant to this Agreement or otherwise.
(g)    To the extent required under Code Section 409A, (i) any reference herein to the term “Agreement” shall mean this Agreement and any other plan, agreement, method, program, or other arrangement, with which this Agreement is required to be aggregated under Code Section 409A, and (ii) any reference herein to the term “Company” and “Company Group” shall mean the Company, the Company Group, and all persons with whom the Company and the Company Group would be considered a single employer under Code Section 414(b) or 414(c).

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IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date first written above.
JASON INDUSTRIES, INC.

/s/ David Westgate
Name: David Westgate
Title: Chief Executive Officer

EXECUTIVE

/s/ Sarah Sutton
Sarah Sutton

Exhibit A
GENERAL RELEASE
Release of Claims by Executive. I, Sarah Sutton (“Executive”), in consideration of and subject to the performance by Jason Industries, Inc. (the “Company”) of its material obligations under the Employment Agreement, dated as of , 2015 (the “Agreement”), do hereby release and forever discharge as of the date hereof the Company and any present and former directors, officers, agents, representatives, employees, subsidiaries, successors and assigns of the Company and its direct or indirect owners (collectively, the “Released Parties”) to the extent provided below. The Released Parties are intended third-party beneficiaries of this General Release, and this General Release may be enforced by each of them in accordance with the terms hereof in respect of the rights granted to such Released Parties hereunder. Terms used herein but not otherwise defined shall have the meanings given to them in the Agreement.

1.
I understand that any payments or benefits paid or granted to me under paragraph 4 of the Agreement represent, in part, consideration for signing this General Release and are not salary, wages or benefits to which I was already entitled. I understand and agree that I will not receive the payments and benefits specified in paragraph 4 of the Agreement unless I execute this General Release and do not revoke this General Release within the time period permitted hereafter or breach this General Release.

2.
Except as provided in paragraph 3 below and except for the provisions of the Agreement which expressly survive the termination of my employment with the Company, I knowingly and voluntarily (for myself, my heirs, executors, administrators and assigns) release and forever discharge the Company and the other Released Parties from any and all claims, suits, controversies, actions, causes of action, cross claims, counter‑claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date that this General Release becomes effective and enforceable) and whether known or unknown, suspected, or claimed against the Company and/or any of the Released Parties which I, my spouse, or any of my heirs, executors, administrators or assigns, ever had, now have, or hereafter may have, by reason of any matter, cause, or thing whatsoever, from the beginning of my initial dealings with the Company to the date of this General Release, and particularly, but without limitation of the foregoing general terms, any claims arising from or relating in any way to my employment relationship with Company, the terms and conditions of that employment relationship, and the termination of that employment relationship (including, but not limited to, any allegation, claim or violation, arising under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Civil Rights Act of 1866, as amended, the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; any applicable Executive Order Programs; the Fair Labor Standards Act; or their state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of the Company; or any claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation; or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters) (all of the foregoing collectively referred to herein as the “Claims”). I understand and intend that this General Release constitutes a general release of all claims and that no reference herein to a specific form of claim, statute or type of relief is intended to limit the scope of this General Release. Notwithstanding anything contained in this General Release to the contrary, Claims shall not include (a) any claims I may have against the Released Parties for a failure to comply with, or a breach of, any provision of the Agreement, (b) any rights I may have to indemnification (i) as an officer, director or employee under the Articles of Incorporation or By-Laws of any of the Released Parties or (ii) pursuant to any insurance policies or contracts of any of the Released Parties, (c) any claims I may have against the Released Parties for vested benefits as of the date of the termination of my employment under any agreement, plan or program of any of the Released Parties, or (d) any right to continuation coverage under COBRA.

3.
I agree that this General Release does not waive or release any rights or claims that I may have under the Age Discrimination in Employment Act of 1967 which arise after the date I execute this General Release. I acknowledge and agree that my separation from employment with the Company in compliance with the terms of the Agreement shall not serve as the basis for any claim or action (including, without limitation, any claim under the Age Discrimination in Employment Act of 1967).

4.
In signing this General Release, I acknowledge and intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. I expressly consent that this General Release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state or local statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. I acknowledge and agree that this waiver is an essential and material term of this General Release and that without such waiver the Company would not have agreed to the terms of the Agreement. I further agree that in the event that I should bring a Claim seeking damages against the Company, or in the event that I should seek to recover against the Company in any Claim brought by a governmental agency on my behalf, this General Release shall serve as a complete defense to such Claims to the maximum extent permitted by law. I further agree that I am not aware of any pending claim, or of any facts that could give rise to a claim, of the type described in paragraph 2 as of the execution of this General Release.

5.
I agree that I will forfeit all amounts payable by the Company pursuant to the Agreement if I challenge the validity of this General Release. However, I understand that nothing in this Agreement prohibits or limits my right to challenge the validity of this Agreement under the Older Worker’s Benefit Protection Act (“OWBPA”).

6.
I agree to reasonably cooperate with the Company in any internal investigation or administrative, regulatory, or judicial proceeding. I understand and agree that my cooperation may include, but not be limited to, making myself available to the Company upon reasonable notice for interviews and factual investigations; appearing at the Company’s request to give testimony without requiring service of a subpoena or other legal process; volunteering to the Company pertinent information; and turning over to the Company all relevant documents which are in or may come into my possession all at times and on schedules that are reasonably consistent with my other permitted activities and commitments. I understand that in the event the Company asks for my cooperation in accordance with this provision, the Company will reimburse me solely for reasonable travel expenses, including transportation, lodging and meals, upon my submission of receipts.

7.
I agree that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by the Company, any Released Party or myself of any improper or unlawful conduct.

8.
I agree that this General Release and the Agreement are confidential and agree not to disclose any information regarding the terms of this General Release or the Agreement, except to my immediate family and any tax, legal or other counsel that I have consulted regarding the meaning or effect hereof or as required by law, and I will instruct each of the foregoing not to disclose the same to anyone.

9.
Any non‑disclosure provision in this General Release does not prohibit or restrict me (or my attorney) from responding to any inquiry about this General Release or its underlying facts and circumstances by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), or any other self‑regulatory organization or governmental entity.

10.
Whenever possible, each provision of this General Release shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this General Release is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this General Release shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. This General Release constitutes the complete and entire agreement and understanding among the parties, and supersedes any and all prior or contemporaneous agreements, commitments, understandings or arrangements, whether written or oral, between or among any of the parties, in each case concerning the subject matter hereof.

BY SIGNING THIS GENERAL RELEASE, I REPRESENT AND AGREE THAT:

1.	I HAVE READ IT CAREFULLY;

2.	I UNDERSTAND ALL OF ITS TERMS AND KNOW THAT I AM GIVING UP IMPORTANT RIGHTS, INCLUDING BUT NOT LIMITED TO, RIGHTS UNDER

THE AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED, TITLE VII OF THE CIVIL RIGHTS ACT OF 1964, AS AMENDED, THE EQUAL PAY ACT OF 1963, THE AMERICANS WITH DISABILITIES ACT OF 1990, AND THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED;

3.	I VOLUNTARILY CONSENT TO EVERYTHING IN IT;

4.	I HAVE BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING IT AND I HAVE DONE SO OR, AFTER CAREFUL READING AND CONSIDERATION, I HAVE CHOSEN NOT TO DO SO OF MY OWN VOLITION;

5.
I HAVE HAD AT LEAST [21][45] DAYS FROM THE DATE OF MY RECEIPT OF THIS RELEASE TO CONSIDER IT AND THE CHANGES MADE SINCE MY FIRST RECEIPT OF THIS RELEASE ARE NOT MATERIAL OR WERE MADE AT MY REQUEST AND WILL NOT RESTART THE REQUIRED [21][45]‑DAY PERIOD;

6.	I UNDERSTAND THAT I HAVE SEVEN (7) DAYS AFTER THE EXECUTION OF THIS RELEASE TO REVOKE IT AND THAT THIS RELEASE SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED;

7.	I HAVE SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE ME WITH RESPECT TO IT; AND

8.	I AGREE THAT THE PROVISIONS OF THIS GENERAL RELEASE MAY NOT BE AMENDED, WAIVED, CHANGED OR MODIFIED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE COMPANY AND BY ME.

SIGNED:                             DATE: